UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2014

Commission File Number 001-33922

DRYSHIPS INC.

74-76 V. Ipeirou Street

151 25, Marousi

Athens, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 to this Report on Form 6-K is a press release of DryShips Inc. (the “Company”) dated November 18, 2014: DryShips Inc. Announces Achievement of Milestones Towards the Refinancing of its 5% Convertible Notes

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRYSHIPS INC.
(Registrant)

Dated: November 19, 2014	By: /s/George Economou
George Economou Chief Executive Officer

Exhibit 99.1

DRYSHIPS INC. ANNOUNCES ACHIEVEMENT OF MILESTONES TOWARDS THE REFINANCING OF ITS 5% CONVERTIBLE NOTES

ATHENS, GREECE — November 18, 2014 - DryShips Inc.  (NASDAQ:DRYS)  (the "Company" or "DryShips"), a global provider of marine transportation services for drybulk and petroleum cargoes, and through its majority owned subsidiary, Ocean Rig UDW Inc. (“Ocean Rig”), off-shore contract drilling oil services, today announced the following:

*

The Company has repurchased on the open market and cancelled $191,090,000 principal amount of its 5% convertible notes. No other repurchases are planned and therefore the outstanding principal balance of the 5% convertible notes due on December 1 is $508,910,000.

*

On October 29, 2014, the Company signed definitive documentation for the Nordea $170 million senior secured credit facility. We expect to draw down under this facility during the week commencing Monday, November 24, 2014.

*

On November 14, 2014, the Company signed definitive documentation for the ABN AMRO $200 million secured bridge loan facility. We expect to draw down under this facility during the week commencing Monday, November 24, 2014.

*

In connection with the ABN AMRO facility, on November 18, 2014, as required by that facility, Ocean Rig filed a prospectus supplement covering up to 78,301,755 of its common shares held by DryShips or its pledgees. Of the shares that have been registered, an estimated 44,000,000 Ocean Rig shares will initially be pledged by the Company to ABN AMRO under the terms of the ABN AMRO facility which requires three times collateral coverage based on the prevailing 30-day VWAP at draw down.

*

On November 18, 2014, Ocean Rig’s $120 million loan to DryShips was approved by a special committee of Ocean Rig’s Board of Directors which received a fairness opinion from Global Hunter Securities, a division of Seaport Global Securities LLC, and the loan agreement was executed by both companies. This loan is for a period of 18 months, is unsecured and bears interest at LIBOR plus an average of approximately 10% for the first year and 12% for the following six months. Ocean Rig has the option to exchange this loan for Ocean Rig common shares owned by DryShips at a fixed price of $13.50 per share, provided the ABN AMRO facility has been repaid in full.  If such exchange occurs, the margin of the Ocean Rig $120 million loan will be reduced from inception to LIBOR plus an average of approximately 6.6% for the first year and 8.25% for the following six months.

Mr. George Economou, Chairman and Chief Executive Officer, stated:

“We are delighted that the three major facilities required for the repayment of our convertible notes have been signed. Drawdown is scheduled for next week subject to normal conditions, and we expect the process to go smoothly. We once again want to thank our bankers, ABN AMRO and Nordea Bank, for supporting us during this difficult process. We look forward to executing on our business plan for the benefit of our shareholders.”

About DryShips Inc.

DryShips Inc. is an owner of drybulk carriers and tankers that operate worldwide. Through its majority owned subsidiary, Ocean Rig UDW Inc., DryShips owns and operates 13 offshore ultra deepwater drilling units, comprising of 2 ultra deepwater semisubmersible drilling rigs and 11 ultra deepwater drillships, 1 of which is scheduled to be delivered to Ocean Rig during 2015, 1 of which is scheduled to be delivered to Ocean Rig during 2016 and 2 of which are scheduled to be delivered during 2017.  DryShips owns a fleet of 39 drybulk carriers, comprising 13 Capesize, 24 Panamax and 2 Supramax with a combined deadweight tonnage of approximately 4.3 million tons, and 10 tankers, comprising 4 Suezmax and 6 Aframax, with a combined deadweight tonnage of over 1.3 million tons.

DryShips’ common stock is listed on the NASDAQ Global Select Market where it trades under the symbol “DRYS.”

Visit the Company’s website at www.dryships.com

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements. The U.S. Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation.

Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The words "believe," "intend," "anticipate," "estimate," "project," "forecast," "plan," "potential," "may," "should," "expect" and similar expressions identify forward-looking statements.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include our ability to fulfill all conditions to the drawdowns mentioned in this press release, the strength of world economies and currencies, general market conditions, including changes in charterhire and drilling dayrates and drybulk vessel, drilling rig and drillship values, failure of a seller to deliver one or more drilling rigs, drillships or drybulk vessels, failure of a buyer to accept delivery of a drilling rig, drillship, or vessel, inability to procure acquisition financing, default by one or more charterers of our ships, changes in demand for drybulk commodities or oil, changes in demand that may affect attitudes of time charterers and customer drilling programs, scheduled and unscheduled drydockings and upgrades, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by DryShips with the U.S. Securities and Exchange Commission.

Contact:

Investor Relations / Media:

Nicolas Bornozis

Capital Link, Inc. (New York)
Tel. 212-661-7566

E-mail: dryships@capitallink.com